
August 25, 2015

Mail Stop 4631

<u>Via E-mail</u>
Guy J. Constant
Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, TX 75024

     Re: Rent-A-Center, Inc.
              Form 10-K for the Year Ended December 31, 2014
              Filed March 2, 1015
              Definitive Proxy Statement on Schedule 14A
              Filed April 20, 2015
              File No. 0-25370

Dear Mr. Constant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis..., page 22

Critical Accounting Estimates, Uncertainties, or Assessments..., page 33

1.   You disclose on page 34 that the fair value of your Core U.S. segment exceeded its carrying value by over 6% and the fair value of your Acceptance Now segment exceeded its carrying value by over 10%. You also indicate that some of the estimates and assumptions used in determining the fair value of your reporting units include, but are not limited to, revenue growth rates, operating margins and future economic and market conditions. Please revise to include a discussion of the degree of uncertainty associated with your key estimates and assumptions. The discussion regarding uncertainty should

provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time). Please also revise to provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Consolidated Financial Statements, page 37

Note S – Segment Information, page 68

2.   We note that your Mexico reportable segment has experienced significant operating losses over each of the past three fiscal years and through the six months ended June 30, 2015. Please tell us how you considered the need to perform impairment testing on rent and idle rental merchandise and any long-lived assets located in Mexico as of both December 31, 2014 and June 30, 2015.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

3.   Please amend your filing to include a consent that includes a conformed signature. Please refer to Item 601(B)(23)(ii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Compensation, page 25

4.   In future filings please disclose how the payouts are calculated for each financial performance metric. For example, how did achievement of $288.7 million in EBITDA in fiscal year 2014 (or 86.4% of the target) result in a payout percentage of 30%? Similarly, how did achievement of $3.181 billion in corporate revenue (or 96.7%) result in a payout percentage of 30%?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at (202) 551-3236 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction